FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of April, 2007

Commission File Number 1-11130

(Translation of registrant’s name into English)

54, rue La Boétie

75008 Paris — France

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (1): ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (7): ___

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82____

Press release

Alcatel-Lucent successfully renewed its Syndicated Credit Facility

Paris, April 6, 2007 – Alcatel-Lucent (Euronext Paris and NYSE: ALU) today announced that it has successfully completed the signing of a EUR 1.4 billion syndicated 5-year revolving credit facility (with two one-year extension options) which will be used for general corporate purposes and will replace the existing undrawn EUR 1.0 billion syndicated facility maturing in June 2009.

This early renewal of its revolving credit facility enables Alcatel-Lucent to benefit from improved terms and conditions compared to the previous facility.

The Facility, which was originally launched at EUR 1.2 billion to a selected group of relationship banks, was substantially oversubscribed and Alcatel-Lucent chose to increase the Facility amount to EUR 1.4 billion.

The Facility will represent Alcatel-Lucent‘s core syndicated facility going forward.

The list of participants is as follows:

Mandated Lead Arrangers

ABN AMRO Bank N.V.Paris Branch

BNP Paribas

Calyon

Citibank International plc

HSBC France

J.P. Morgan Chase Bank, N.A, Paris Branch

Natixis

Société Générale

Arrangers

Bank of America, N.A Paris Branch

The Royal Bank of Scotland, plc

Co-Arrangers

The Bank of Tokyo- Mitsubishi UFJ, Ltd

Banco Bilbao Vizcaya Argentaria S.A, Paris Branch

Commerzbank International S.A

CM-CIC acting through Crédit Industriel et Commercial

Deutsche Bank Luxembourg S.A.

Fortis Bank Succursale en France

HVB Banque Luxembourg Société Anonyme

ING Belgium S.A, Succursale en France

West LB AG Succursale de Paris

Lead Managers

Crédit Suisse International

Goldman Sachs International Bank

Merril Lynch International Bank Ltd

Morgan Stanley Bank International Ltd

Santander Central Hispano, Succursale de Paris

UBS Ltd

About Alcatel-Lucent

Alcatel-Lucent (Euronext Paris and NYSE: ALU) provides solutions that enable service providers, enterprises and governments worldwide, to deliver voice, data and video communication services to end-users. As a leader in fixed, mobile and converged broadband networking, IP technologies, applications, and services, Alcatel-Lucent offers the end-to-end solutions that enable compelling communications services for people at home, at work and on the move. With operations in more than 130 countries, Alcatel-Lucent is a local partner with global reach. The company has the most experienced global services team in the industry, and one of the largest research, technology and innovation organizations in the telecommunications industry. Alcatel-Lucent achieved adjusted proforma revenues of Euro 18.3 billion in 2006 and is incorporated in France, with executive offices located in Paris. [All figures exclude impact of activities to be transferred to Thales]. For more information, visit Alcatel-Lucent on the Internet: http://www.alcatel-lucent.com

Alcatel-Lucent Press Contacts

Régine Coqueran	Tel :+ 33 (0)1 40 76 49 24	regine.coqueran@alcatel-lucent.com
Stéphane Lapeyrade	Tel.: +33 (0)1 40 76 12 74	stephane.lapeyrade@alcatel-lucent.com

Alcatel-Lucent Investor Relations

Pascal Bantegnie	Tel: +33 (0)1 40 76 52 20	pascal.bantegnie@alcatel-lucent.com
Maria Alcon	Tel: +33 (0)1 40 76 15 17	maria.alcon@alcatel-lucent.com
John DeBono	Tel: + 1908-582-7793	debono@alcatel-lucent.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Alcatel-Lucent

Date: April 6, 2007	By:	/S/ Jean-Pascal Beaufret
Jean-Pascal Beaufret
Chief Financial Officer